FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 16, 2004, Series 2004-FFH3	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 16, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: S.V.P.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2004-FFH3, Asset-Backed Certificates, Series 2004-FFH3

Marketing Materials

$1,035,000,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

Wachovia Securities
WaMu Capital Corp.
Co-Managers

Preliminary Term Sheet ***As of August 12, 2004***

$1,035,000,000 (Approximate)
First Franklin Mortgage Loan Trust 2004-FFH3
Asset-Backed Certificates, Series 2004-FFH3
Subject to a +/- 10% Variance

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat [4]	Payment Window (Mths) Call/Mat [4]	Expected Rating S&P/Moody's/Fitc	Assumed Final Distribution Date	Certificate Type
I-A1	450,000,000	Not Offered Hereby		AAA/Aaa/AAA	October 2034	Floating Rate Senior
I-A2	50,000,000	5.24/5.93	42-78/42-171	AAA/Aaa/AAA	October 2034	Floating Rate Senior
II-A1	347,375,000	2.60/2.77	1-78/1-169	AAA/Aaa/AAA	October 2034	Floating Rate Senior
II-A2	116,800,000	1.00/1.00	1-19/1-19	AAA/Aaa/AAA	October 2034	Floating Rate Senior
II-A3	199,800,000	2.94/2.94	19-72/19-72	AAA/Aaa/AAA	October 2034	Floating Rate Senior
II-A4	30,775,000	6.49/8.40	72-78/72-169	AAA/Aaa/AAA	October 2034	Floating Rate Senior
M-1	71,250,000	4.65/5.08	40-78/40-143	AA+/Aa1/AA+	October 2034	Floating Rate Subordinate
M-2	45,750,000	4.62/5.03	39-78/39-133	AA/Aa2/AA	October 2034	Floating Rate Subordinate
M-3	26,250,000	4.61/5.00	38-78/38-127	AA-/Aa3/AA-	October 2034	Floating Rate Subordinate
M-4	22,500,000	4.60/4.97	38-78/38-122	A+/A1/A+	October 2034	Floating Rate Subordinate
M-5	22,500,000	4.60/4.95	38-78/38-117	A/A2/A	October 2034	Floating Rate Subordinate
M-6	18,750,000	4.60/4.92	38-78/38-112	A-/A3/A-	October 2034	Floating Rate Subordinate
M-7	18,750,000	4.58/4.86	37-78/37-107	BBB+/Baa1/BBB+	October 2034	Floating Rate Subordinate
M-8	15,750,000	4.58/4.81	37-78/37-100	BBB/Baa2/BBB	October 2034	Floating Rate Subordinate
M-9	15,000,000	4.58/4.74	37-78/37-94	BBB-/Baa3/BBB-	October 2034	Floating Rate Subordinate
B-1[5]	18,750,000	4.55/4.59	37-78/37-85	BB+/Ba1/BB+	October 2034	Floating Rate Subordinate
B-2[5]	15,000,000	4.21/4.21	37-71/37-71	BB/Ba2/NR	October 2034	Floating Rate Subordinate
Total:	**$1,485,000,000**					

(1) The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) Each Class of Certificates is priced to call. The margin on the Class I-A1, Class I-A2, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) The Class B Certficates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.

Depositor: Financial Asset Securities Corp.

Servicer: Saxon Mortgage Services, Inc.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Underwriter:	Greenwich Capital Markets, Inc.
Co-Manages:	Wachovia Securities. WaMu Capital Corp.
Trustee:	Wells Fargo Bank, N.A.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class I-A1 and Class I-A2 Certificates (together, the "***Group I Certificates***") and the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates (together, the "***Class B Certificates***" and together with the Class M Certificates, the "***Subordinate Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on August 1, 2004.
Cut-off Date:	The close of business on September 1, 2004.
Expected Pricing Date:	On or about the week of August 9, 2004.
Expected Closing Date:	On or about September 15, 2004.
Expected Settlement Date:	On or about September 15, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in October 2004.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Class I-A1, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $973,089,295 of which: (i) approximately $407,235,529 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group I Mortgage Loans***") and (ii) approximately $565,853,767 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group II Mortgage Loans***" together with the Initial Group I Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $526,910,705 (the "***Original Pre-Funded Amount***") will be deposited, of which approximately (i) $220,510,862 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Subsequent Mortgage Loans***", and together with the Initial Group I Mortgage Loans, the "***Group I Mortgage Loans***") and (ii) $306,399,843 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Initial Group II Mortgage Loans, the "***Group II Mortgage Loans***"). The aggregate of the Group I Subsequent Mortgage Loans and Group II Subsequent Mortgage Loans is referred to herein as the "***Subsequent Mortgage Loans***." On or prior to November 30, 2004 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Group I Mortgage Loans and Group II Mortgage Loans are referred to herein as the "***Mortgage Loans.***"

On the Closing Date, there may be up to 2.00% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate:

The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date September 2007

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the sum of (i) the aggregate principal balance of the Mortgage Loans and (ii) the any amounts remaining on deposit in the Pre-Funding Account over the aggregate principal balance of the Class A Certificates, Class M Certificates, Class B Certificates and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [1.00]% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

On any Distribution Date, the "***Overcollateralization Target Amount***" is equal:
(i) prior to the Stepdown Date, [1.00]% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) [2.00]% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, the "***OC Floor***."

On any Distribution Date on which a Step Up Event is in effect, the Overcollateralization Target Amount is equal to:
(i) prior to the Stepdown Date, [1.50]% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) [3.00]% of the current aggregate principal balance of the Mortgage Loans; and
(b) the OC Floor.

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
 (x) the Distribution Date occurring in October 2007 and
 (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [40.70]% ([41.70]% credit enhancement if an Step Up Event exists).

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (i) aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date (1)**		**Target Credit Enhancement After Stepdown Date (2)**	
Rating	**Percent**	**Rating**	**Percent**	**Rating**	**Percent**
A	[20.35]%	A	[40.70]%	A	[41.70]%
M-1	[15.60]%	M-1	[31.20]%	M-1	[32.20]%
M-2	[12.55]%	M-2	[25.10]%	M-2	[26.10]%
M-3	[10.80]%	M-3	[21.60]%	M-3	[22.60]%
M-4	[9.30]%	M-4	[18.60]%	M-4	[19.60]%
M-5	[7.80]%	M-5	[15.60]%	M-5	[16.60]%
M-6	[6.55]%	M-6	[13.10]%	M-6	[14.10]%
M-7	[5.30]%	M-7	[10.60]%	M-7	[11.60]%
M-8	[4.25]%	M-8	[8.50]%	M-8	[9.50]%
M-9	[3.25]%	M-9	[6.50]%	M-9	[7.50]%
B-1	[2.00]%	B-1	[4.00]%	B-1	[5.00]%
B-2	[1.00]%	B-2	[2.00]%	B-2	[3.00]%

(1) Assumes that a Step Up Event has not occurred.
(2) Assume that a Step Up Event has occurred.

Step Up Event: A "***Step Up Event***" is in effect any Distribution Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
October 2006 to September 2007	[1.40]% initially, plus 1/12th of [2.00]% for each month thereafter
October 2007 to September 2008	[3.40]% initially, plus 1/12th of [1.70]% for each month thereafter
October 2008 to September 2009	[5.10]% initially, plus 1/12th of [1.55]% for each month thereafter
October 2009 and thereafter	[6.65]%

Delinquency Trigger Event: A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [40.00]% of the Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
October 2007 to September 2008	[3.75]% initially, plus 1/12th of [1.75]% for each month thereafter
October 2008 to September 2009	[5.50]% initially, plus 1/12th of [1.50]% for each month thereafter
October 2009 to September 2010	[7.00]% initially, plus 1/12th of [0.25]% for each month thereafter
October 2010 and thereafter	[7.25]%

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates and thirteenth, monthly interest to the Class B-2 Certificates.

2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates, as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown," and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."

3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.

4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates and then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

For each Distribution Date during the Class I-A2 Lockout Period, the Class I-A1 Allocation Percentage will be equal to 100%. For each Distribution Date after the Class I-A2 Lockout Period, the Class I-A1 Allocation Percentage will equal (x) if a Trigger Event is in effect, 100% or (y) if a Trigger Event is not in effect, the percentage equivalent of a fraction, the numerator of which is (x) the aggregate Certificate Principal Balance of the Class I-A1 Certificates immediately prior to such Distribution Date and the denominator of which is (y) the aggregate Certificate Principal Balance of the Group I Certificates immediately prior to such Distribution Date. For each Distribution Date, 100% minus the Class A-1 Allocation Percentage for such Distribution Date. Notwithstanding the foregoing, if the Certificate Principal Balance of the I-A1 Certificates is reduced to zero, the Class I-A2 Allocation Percentage shall equal 100%. No payments of principal will be allocable in respect of the Class II-A2 Certificates until the earlier of (x) the Distribution Date occurring in October 2007 and (y) the Distribution Date on which the Certificate Principal Balance of the Class A-1 Certificates has been reduced to zero. Principal distributions on the Group I Certificates will be allocated *pro rata* after the Class I-A2 Lockout Period.

Principal distributed to the Group II Certificates will be distributed to the Class II-A1 Certificates and the Class II-A2, Class II-A3 and Class II-A4 Certificates, pro rata. Principal will be distributed to the Class II-A2, Class II-A3 and Class II-A4 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates and 11) Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least [40.70]% credit enhancement ([41.70]% credit enhancement if an OC Step Up Event exists), second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least [31.20]% credit enhancement ([32.20]% credit enhancement if an OC Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [25.10]% credit enhancement ([26.10]% credit enhancement if an OC Step Up Event exists), fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [21.60]% credit ([22.60]% credit enhancement if an OC Step Up Event exists), fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [18.60]% credit ([19.60]% credit enhancement if an OC Step Up Event exists), sixth, to the Class M-5

Certificates such that the Class M-5 Certificates will have at least [15.60]% credit enhancement ([16.60]% credit enhancement if an OC Step Up Event exists), seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least [13.10]% credit enhancement ([14.10]% credit enhancement if an OC Step Up Event exists), eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least [10.60]% credit enhancement ([11.60]% credit enhancement if an OC Step Up Event exists), ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least [8.50]% credit enhancement ([9.50]% credit enhancement if an OC Step Up Event exists) , tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least [6.50]% credit enhancement ([7.50]% credit enhancement if an OC Step Up Event exists), eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least [4.00]% credit enhancement ([5.00]% credit enhancement if an OC Step Up Event exists) and twelfth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least [2.00]% credit enhancement ([3.00]% credit enhancement if an OC Step Up Event exists) (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.88	5.48	5.24	5.00	4.24
MDUR (yr)	5.43	5.10	4.90	4.70	4.01
First Prin Pay	37	38	42	47	35
Last Prin Pay	110	91	78	65	56

Class I-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.46	6.11	5.93	5.97	5.49
MDUR (yr)	5.88	5.61	5.47	5.52	5.10
First Prin Pay	37	38	42	47	35
Last Prin Pay	236	200	171	149	126

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.52	2.99	2.60	2.20	1.85
MDUR (yr)	3.31	2.84	2.48	2.11	1.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	91	78	65	56

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.76	3.20	2.77	2.35	1.97
MDUR (yr)	3.50	3.01	2.63	2.24	1.90
First Prin Pay	1	1	1	1	1
Last Prin Pay	234	198	169	146	123

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.20	1.08	0.98	0.89	0.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	16

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.20	1.08	0.98	0.89	0.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	16

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.99	3.39	2.94	2.46	2.06
MDUR (yr)	3.78	3.24	2.82	2.38	2.00
First Prin Pay	24	21	19	17	16
Last Prin Pay	102	85	72	61	36

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.99	3.39	2.94	2.46	2.06
MDUR (yr)	3.78	3.24	2.82	2.38	2.00
First Prin Pay	24	21	19	17	16
Last Prin Pay	102	85	72	61	36

Weighted Average Life Tables

Class II-A4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.14	7.57	6.49	5.42	4.37
MDUR (yr)	8.22	6.92	6.00	5.07	4.13
First Prin Pay	102	85	72	61	36
Last Prin Pay	110	91	78	65	56

Class II-A4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.84	9.86	8.40	7.10	5.72
MDUR (yr)	10.30	8.75	7.57	6.49	5.30
First Prin Pay	102	85	72	61	36
Last Prin Pay	234	198	169	146	123

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.65	4.29	4.38
MDUR (yr)	5.77	4.90	4.37	4.05	4.13
First Prin Pay	40	37	40	43	47
Last Prin Pay	110	91	78	65	56

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.88	5.77	5.08	4.67	4.68
MDUR (yr)	6.24	5.31	4.72	4.37	4.40
First Prin Pay	40	37	40	43	47
Last Prin Pay	199	167	143	122	103

Weighted Average Life Tables

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.62	4.17	4.03
MDUR (yr)	5.76	4.88	4.33	3.94	3.82
First Prin Pay	40	37	39	41	44
Last Prin Pay	110	91	78	65	56

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.85	5.75	5.03	4.53	4.32
MDUR (yr)	6.21	5.28	4.67	4.24	4.07
First Prin Pay	40	37	39	41	44
Last Prin Pay	187	157	133	113	95

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.61	4.12	3.90
MDUR (yr)	5.75	4.87	4.32	3.89	3.70
First Prin Pay	40	37	38	40	42
Last Prin Pay	110	91	78	65	56

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.83	5.72	5.00	4.46	4.18
MDUR (yr)	6.17	5.25	4.64	4.18	3.93
First Prin Pay	40	37	38	40	42
Last Prin Pay	178	149	127	107	90

Weighted Average Life Tables

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.60	4.10	3.84
MDUR (yr)	5.65	4.80	4.25	3.82	3.60
First Prin Pay	40	37	38	39	41
Last Prin Pay	110	91	78	65	56

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.80	5.70	4.97	4.43	4.10
MDUR (yr)	6.04	5.15	4.54	4.09	3.82
First Prin Pay	40	37	38	39	41
Last Prin Pay	172	143	122	103	87

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.60	4.07	3.79
MDUR (yr)	5.63	4.79	4.23	3.78	3.54
First Prin Pay	40	37	38	39	40
Last Prin Pay	110	91	78	65	56

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.77	5.68	4.95	4.37	4.03
MDUR (yr)	5.99	5.11	4.51	4.04	3.75
First Prin Pay	40	37	38	39	40
Last Prin Pay	166	138	117	99	84

Weighted Average Life Tables

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.60	4.06	3.75
MDUR (yr)	5.57	4.75	4.20	3.75	3.49
First Prin Pay	40	37	38	38	39
Last Prin Pay	110	91	78	65	56

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.64	4.92	4.34	3.98
MDUR (yr)	5.90	5.04	4.46	3.98	3.68
First Prin Pay	40	37	38	38	39
Last Prin Pay	158	132	112	95	80

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.58	4.03	3.71
MDUR (yr)	5.50	4.69	4.15	3.69	3.43
First Prin Pay	40	37	37	38	39
Last Prin Pay	110	91	78	65	56

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.68	5.60	4.86	4.28	3.91
MDUR (yr)	5.79	4.95	4.37	3.90	3.59
First Prin Pay	40	37	37	38	39
Last Prin Pay	151	125	107	90	76

Weighted Average Life Tables

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.58	4.03	3.69
MDUR (yr)	5.47	4.67	4.13	3.68	3.40
First Prin Pay	40	37	37	38	38
Last Prin Pay	110	91	78	65	56

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.61	5.54	4.81	4.24	3.85
MDUR (yr)	5.70	4.88	4.31	3.85	3.53
First Prin Pay	40	37	37	38	38
Last Prin Pay	142	118	100	84	71

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.58	4.02	3.67
MDUR (yr)	5.16	4.44	3.95	3.53	3.26
First Prin Pay	40	37	37	37	38
Last Prin Pay	110	91	78	65	56

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.51	5.45	4.74	4.16	3.78
MDUR (yr)	5.30	4.58	4.06	3.63	3.34
First Prin Pay	40	37	37	37	38
Last Prin Pay	132	110	94	79	67

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,485,000,000	3.403900	10.000000
2	1,478,898,836	6.770300	10.000000
3	1,468,943,472	6.995820	10.000000
4	1,457,198,727	6.769980	10.000000
5	1,443,680,224	6.770090	10.000000
6	1,428,410,131	7.497180	10.000000
7	1,411,417,190	6.772540	10.000000
8	1,392,736,708	6.998020	10.000000
9	1,372,410,506	6.771980	10.000000
10	1,350,487,016	6.997380	10.000000
11	1,327,021,272	6.773130	10.000000
12	1,302,264,638	6.775990	10.000000
13	1,276,276,662	7.004450	10.000000
14	1,249,223,527	6.778360	10.000000
15	1,221,166,325	7.004260	10.000000
16	1,192,170,641	6.778380	10.000000
17	1,162,305,955	6.779600	10.000000
18	1,131,645,431	7.509020	10.000000
19	1,100,265,348	6.784700	10.000000
20	1,068,244,889	7.011360	10.000000
21	1,035,665,603	6.785780	10.000000
22	1,002,613,966	7.012720	10.000000
23	969,175,115	7.956180	10.000000
24	936,358,681	8.010640	10.000000
25	904,159,648	9.005800	10.000000
26	873,109,454	8.712800	10.000000
27	843,124,136	9.000640	10.000000
28	814,166,786	8.707760	10.000000
29	786,201,779	9.091170	10.000000
30	0	0.000000	0.000000
31	733,141,188	9.338660	10.000000
32	707,973,624	9.646010	10.000000
33	683,666,447	9.331000	10.000000
34	660,189,903	9.638020	10.000000
35	637,515,273	9.943500	10.000000
36	615,633,580	9.994470	10.000000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)
1	3.40	10.00	28	8.71	10.00	55	11.27	11.27
2	6.77	10.00	29	9.09	10.00	56	11.64	11.64
3	7.00	10.00	30	10.08	10.08	57	11.26	11.26
4	6.77	10.00	31	9.34	10.00	58	11.62	11.62
5	6.77	10.00	32	9.65	10.00	59	11.31	11.31
6	7.50	10.00	33	9.33	10.00	60	11.30	11.30
7	6.77	10.00	34	9.64	10.00	61	11.71	11.71
8	7.00	10.00	35	9.94	10.00	62	11.32	11.32
9	6.77	10.00	36	9.99	10.00	63	11.69	11.69
10	7.00	10.00	37	10.72	10.72	64	11.30	11.30
11	6.77	10.00	38	10.37	10.37	65	11.31	11.31
12	6.78	10.00	39	10.71	10.71	66	12.52	12.52
13	7.00	10.00	40	10.36	10.36	67	11.31	11.31
14	6.78	10.00	41	10.81	10.81	68	11.67	11.67
15	7.00	10.00	42	11.58	11.58	69	11.29	11.29
16	6.78	10.00	43	11.10	11.10	70	11.65	11.65
17	6.78	10.00	44	11.46	11.46	71	11.29	11.29
18	7.51	10.00	45	11.08	11.08	72	11.27	11.27
19	6.78	10.00	46	11.44	11.44	73	11.65	11.65
20	7.01	10.00	47	11.14	11.14	74	11.27	11.27
21	6.79	10.00	48	11.15	11.15	75	11.63	11.63
22	7.01	10.00	49	11.56	11.56	76	11.24	11.24
23	7.96	10.00	50	11.18	11.18	77	11.25	11.25
24	8.01	10.00	51	11.54	11.54	78	12.44	12.44
25	9.01	10.00	52	11.16	11.16			
26	8.71	10.00	53	11.23	11.23			
27	9.00	10.00	54	12.43	12.43			

(1) Assumes 1mLIBOR remains constant at 1.60%, 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the Pricing Prepayment Speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the Yield Maintenance Agreement included.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)
1	1.60000	1.92000	1.80	1.80	40	4.44590	4.60040	4.79	3.95
2	1.68410	2.04050	4.82	4.73	41	4.49230	4.64520	4.79	3.96
3	1.82970	2.16390	4.88	4.66	42	4.53790	4.69020	4.95	4.27
4	1.98880	2.29050	4.81	4.41	43	4.57910	4.73280	4.80	3.95
5	2.11390	2.39320	4.81	4.28	44	4.62340	4.80180	4.88	4.08
6	2.25490	2.50590	5.02	4.42	45	4.66620	4.86590	4.80	3.86
7	2.34380	2.61510	4.81	4.05	46	4.70740	4.93010	4.88	3.99
8	2.42750	2.70110	4.87	4.06	47	4.74970	4.99840	4.80	3.93
9	2.51480	2.78990	4.80	3.87	48	4.79570	5.06430	4.80	3.89
10	2.64020	2.88360	4.87	3.84	49	4.96760	5.12940	4.88	4.01
11	2.77820	2.96880	4.79	3.59	50	5.01230	5.17440	4.80	3.77
12	2.85760	3.04790	4.79	3.51	51	5.05480	5.21520	4.88	3.91
13	2.88320	3.13590	4.85	3.59	52	5.09810	5.25570	4.81	3.68
14	2.97040	3.21930	4.78	3.38	53	5.14150	5.30040	4.81	3.77
15	3.06500	3.31160	4.84	3.40	54	5.18110	5.33840	5.04	4.32
16	3.15830	3.40750	4.76	3.18	55	5.21690	5.37940	4.82	3.77
17	3.24680	3.49370	4.76	3.08	56	5.25990	5.37050	4.90	3.93
18	2.33880	3.58340	4.97	4.29	57	5.29930	5.36130	4.83	3.70
19	3.42520	3.67560	4.74	2.90	58	5.34090	5.35030	4.91	3.85
20	3.51180	3.75210	4.81	2.93	59	5.37950	5.33590	4.84	3.71
21	3.60300	3.83110	4.73	2.71	60	5.41530	5.32290	4.85	3.68
22	3.69310	3.91380	4.79	2.75	61	5.17470	5.30900	4.93	4.14
23	3.77370	3.98480	4.78	3.40	62	5.20450	5.33550	4.86	3.92
24	3.86120	4.06430	4.78	3.35	63	5.23340	5.36300	4.94	4.08
25	3.90180	4.13670	4.89	4.03	64	5.26290	5.39110	4.87	3.86
26	3.97940	4.21050	4.81	3.79	65	2.29190	5.42040	4.87	6.89
27	4.05930	4.28960	4.87	3.85	66	5.32200	5.44660	5.11	4.45
28	4.13790	4.36880	4.79	3.61	67	5.34770	5.47370	4.89	3.90
29	4.22060	4.44470	4.77	3.69	68	5.37420	5.47020	4.97	4.07
30	4.30180	5.52810	4.99	4.11	69	5.39860	5.46590	4.90	3.85
31	4.36720	4.59720	4.75	3.65	70	5.42600	5.46130	4.98	4.02
32	4.44080	4.58460	4.82	3.73	71	5.45130	5.45350	4.91	3.82
33	4.51640	4.56930	4.73	3.47	72	5.47610	5.44690	4.92	3.80
34	4.59110	4.55020	4.79	3.56	73	5.32510	5.43920	5.00	4.14
35	4.66100	4.52640	4.72	3.57	74	5.34580	5.45790	4.94	3.93
36	4.73300	4.49910	4.71	3.50	75	5.36830	5.47780	5.02	4.11
37	4.30750	4.46470	4.79	4.21	76	5.38810	5.49920	4.96	3.90
38	4.35610	4.50970	4.76	4.02	77	5.40710	5.51700	4.96	3.92
39	4.40350	4.55860	4.86	4.16	78	5.42770	5.53560	5.19	4.49

(1) Assumes the Pricing Prepayment Speed

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 1.60% and 6mLIBOR stays at 1.92%.

BREAKEVEN LOSSES

Class	M1	M2	M3	M4	M5	M6
Rating (M/S/F)	Aa1/AA+/AA+	Aa2/AA/AA	Aa3/AA-/AA-	A1/A+/A+	A2/A/A	A3/A-/A-
Loss Severity	40%	40%	40%	40%	40%	40%
Default	25.098 CDR	20.407 CDR	17.944 CDR	15.921 CDR	14.016 CDR	12.476 CDR
Collateral Loss	20.71%	18.06%	16.50%	15.13%	13.75%	12.57%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	18.813 CDR	15.551 CDR	13.792 CDR	12.318 CDR	10.915 CDR	9.765 CDR
Collateral Loss	21.33%	18.59%	16.98%	15.56%	14.13%	12.91%
Loss Severity	60%	60%	60%	60%	60%	60%
Default	15.046 CDR	12.561 CDR	11.197 CDR	10.046 CDR	8.935 CDR	8.02 CDR
Collateral Loss	21.76%	18.96%	17.31%	15.85%	14.39%	13.14%

Class	M7	M8	M9	B1	B2
Rating (M/S/F)	Baa1/BBB+/BBB+	Baa2/BBB/BBB	Baa3/BBB-/BBB-	Ba1/BB+/BB+	Ba2/BB/NR
Loss Severity	40%	40%	40%	40%	40%
Default	10.972 CDR	9.703 CDR	8.518 CDR	7.201 CDR	6.380 CDR
Collateral Loss	11.35%	10.27%	9.21%	7.99%	7.19%
Loss Severity	50%	50%	50%	50%	50%
Default	8.62 CDR	7.655 CDR	6.754 CDR	5.737 CDR	5.105 CDR
Collateral Loss	11.63%	10.52%	9.44%	8.18%	7.37%
Loss Severity	60%	60%	60%	60%	60%
Default	7.1 CDR	6.323 CDR	5.591 CDR	4.767 CDR	4.254 CDR
Collateral Loss	11.83%	10.70%	9.59%	8.31%	7.50%

Assumptions

12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Initial Mortgage Loans
As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	$973,089,295					
Number Of Loans:	5,586					
			Minimum		**Maximum**	
Average Original Loan Amount:	$174,259.06		$25,000.00		$1,000,000.00	
Average Outstanding Principal Balance:	$174,201.45		$25,000.00		$998,187.06	
Weighted Average Current Loan Rate:	7.506	%	5.125	%	10.375	%
Arm Characteristics:						
Weighted Average Gross Margin:	5.693	%	3.250	%	8.125	%
Weighted Average Max Loan Rate:	13.421	%	11.125	%	16.375	%
Weighted Average Min Loan Rate:	7.421	%	5.125	%	10.375	%
Weighted Average Periodic Rate Cap:	2.990	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months To Roll:	26	months	4	months	59	months
Weighted Average Original Term:	359.00	months	180.00	months	360.00	months
Weighted Average Remaining Term:	357.32	months	176.00	months	360.00	months
Weighted Average Original LTV:	99.09	%	57.91	%	103.00	%
Weighted Average Credit Score:	665		555		817	
First Pay Date:			Apr 01, 2004		Oct 01, 2004	
Maturity Date:			May 01, 2019		Sep 01, 2034	

Adjustable Rate Mortgage Loans:	87.08%
Fixed Rate Mortgage Loans:	12.92%
Lien Position Concentrations:	100.00 % First Lien
Interest Only Concentrations:	57.80 % Not Interest Only, 42.20 % Interest Only
Property State Concentrations:	21.40 % California, 8.00 % Florida, 7.46 % Ohio
Maximum Zip Code Concentration:	0.25 % 94560

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
25,000 - 50,000	168	7,277,709.64	0.75
50,001 - 100,000	1,331	104,649,646.15	10.75
100,001 - 150,000	1,479	185,836,288.36	19.10
150,001 - 200,000	1,075	185,507,033.98	19.06
200,001 - 250,000	493	110,431,222.02	11.35
250,001 - 300,000	331	91,023,751.59	9.35
300,001 - 350,000	231	75,192,097.76	7.73
350,001 - 400,000	177	66,239,161.03	6.81
400,001 - 450,000	118	50,163,477.50	5.16
450,001 - 500,000	85	40,337,874.58	4.15
500,001 - 550,000	55	29,209,662.05	3.00
550,001 - 600,000	21	12,106,525.12	1.24
600,001 - 650,000	12	7,463,963.29	0.77
650,001 - 700,000	6	4,144,449.72	0.43
700,001 - 750,000	1	744,388.12	0.08
750,001 - 800,000	1	770,000.00	0.08
950,001 - 998,187	2	1,992,044.28	0.20
Total	5,586	973,089,295.19	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	42	4,717,871.20	0.48
240	6	1,017,323.43	0.10
360	5,538	967,354,100.56	99.41
Total	5,586	973,089,295.19	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
176 - 176	1	117,515.69	0.01
177 - 178	25	2,907,605.51	0.30
179 - 180	16	1,692,750.00	0.17
235 - 236	1	112,822.45	0.01
237 - 238	5	904,500.98	0.09
353 - 354	2	1,036,241.55	0.11
355 - 356	29	3,752,360.02	0.39
357 - 358	3,220	563,912,107.60	57.95
359 - 360	2,287	398,653,391.39	40.97
Total	5,586	973,089,295.19	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	4,243	701,452,262.46	72.09
PUD	751	159,264,275.39	16.37
Condominium	399	67,708,991.78	6.96
2 Units	191	44,349,027.59	4.56
3 Units	2	314,737.97	0.03
Total	5,586	973,089,295.19	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	5,580	971,597,445.19	99.85
Second Home	6	1,491,850.00	0.15
Total	5,586	973,089,295.19	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	4,086	706,639,469.61	72.62
Cash Out Refinance	1,245	222,099,271.83	22.82
Rate/Term Refinance	255	44,350,553.75	4.56
Total	5,586	973,089,295.19	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
57.91 - 60.00	1	993,857.22	0.10
70.01 - 75.00	2	1,358,187.06	0.14
75.01 - 80.00	6	1,049,403.58	0.11
80.01 - 85.00	3	484,826.04	0.05
85.01 - 90.00	2	400,925.39	0.04
90.01 - 95.00	686	130,980,404.44	13.46
95.01 - 100.00	4,872	835,631,124.46	85.87
100.01 - 103.00	14	2,190,567.00	0.23
Total	5,586	973,089,295.19	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	61	5,854,539.90	0.60
Arizona	51	8,936,124.02	0.92
Arkansas	23	2,503,860.64	0.26
California	622	208,244,007.52	21.40
Colorado	156	36,989,879.57	3.80
Connecticut	23	4,328,263.09	0.44
Delaware	1	125,400.00	0.01
District of Columbia	1	159,000.00	0.02
Florida	436	77,829,762.84	8.00
Georgia	235	41,002,471.47	4.21
Idaho	14	1,620,898.20	0.17
Illinois	369	58,944,386.95	6.06
Indiana	249	24,151,815.99	2.48
Iowa	59	4,971,627.10	0.51
Kansas	43	6,520,476.25	0.67
Kentucky	115	12,746,373.89	1.31
Louisiana	28	4,103,776.33	0.42
Maine	34	5,080,925.58	0.52
Maryland	90	18,104,176.93	1.86
Massachusetts	47	13,323,672.87	1.37
Michigan	361	53,893,918.93	5.54
Minnesota	141	26,960,686.56	2.77
Missouri	127	15,267,267.95	1.57
Montana	3	266,379.00	0.03
Nebraska	10	1,102,743.59	0.11
Nevada	64	14,438,544.68	1.48
New Hampshire	16	3,636,025.81	0.37
New Jersey	101	22,356,941.83	2.30
New Mexico	13	1,345,509.22	0.14
New York	203	41,589,027.06	4.27
North Carolina	200	29,571,732.59	3.04
North Dakota	3	391,876.88	0.04
Ohio	589	72,548,249.71	7.46
Oklahoma	37	4,013,038.93	0.41
Oregon	86	15,617,589.75	1.60

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Pennsylvania	161	16,525,339.26	1.70
Rhode Island	13	2,529,875.69	0.26
South Carolina	98	11,887,099.26	1.22
South Dakota	6	709,500.00	0.07
Tennessee	87	10,979,067.72	1.13
Texas	306	41,652,695.12	4.28
Utah	38	6,192,486.99	0.64
Vermont	3	578,759.45	0.06
Virginia	71	14,453,879.45	1.49
Washington	63	12,035,118.37	1.24
West Virginia	9	816,719.47	0.08
Wisconsin	120	16,187,782.78	1.66
Total	5,586	973,089,295.19	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	3,906	581,574,579.50	59.77
Stated + Documentation	863	245,618,047.37	25.24
No Income Verification	768	137,214,738.12	14.10
Limited Income Verification	49	8,681,930.20	0.89
Total	5,586	973,089,295.19	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
555 - 599	7	785,678.72	0.08
600 - 599	67	8,546,897.49	0.88
601 - 650	2,728	401,073,368.47	41.22
651 - 700	1,884	363,621,111.82	37.37
701 - 750	677	146,490,461.34	15.05
751 - 800	217	51,371,277.35	5.28
801 - 817	6	1,200,500.00	0.12
Total	5,586	973,089,295.19	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.125 - 6.000	86	24,352,083.50	2.50
6.001 - 7.000	1,351	308,959,757.26	31.75
7.001 - 8.000	2,316	406,000,793.83	41.72
8.001 - 9.000	1,448	192,637,199.25	19.80
9.001 - 10.000	369	39,718,994.93	4.08
10.001 - 10.375	16	1,420,466.42	0.15
Total	5,586	973,089,295.19	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
3.250 - 4.000	6	1,865,307.22	0.22
4.001 - 5.000	319	80,821,038.71	9.54
5.001 - 6.000	2,927	574,176,710.80	67.76
6.001 - 7.000	1,240	177,819,250.22	20.99
7.001 - 8.000	110	12,537,661.56	1.48
8.001 - 8.125	1	97,125.00	0.01
Total	4,603	847,317,093.51	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
11.125 - 12.000	85	23,986,383.50	2.83
12.001 - 13.000	1,300	297,957,587.41	35.16
13.001 - 14.000	1,937	351,626,082.48	41.50
14.001 - 15.000	1,025	143,332,794.95	16.92
15.001 - 16.000	252	29,908,470.34	3.53
16.001 - 16.375	4	505,774.83	0.06
Total	4,603	847,317,093.51	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.125 - 6.000	86	24,352,083.50	2.87
6.001 - 7.000	1,299	297,591,887.41	35.12
7.001 - 8.000	1,937	351,626,082.48	41.50
8.001 - 9.000	1,025	143,332,794.95	16.92
9.001 - 10.000	252	29,908,470.34	3.53
10.001 - 10.375	4	505,774.83	0.06
Total	4,603	847,317,093.51	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
01/01/05	3	705,300.00	0.08
02/01/05	8	2,517,200.00	0.30
07/01/05	3	729,351.32	0.09
08/01/05	8	1,516,350.00	0.18
04/01/06	1	141,065.32	0.02
05/01/06	7	1,266,367.72	0.15
06/01/06	153	27,294,386.47	3.22
07/01/06	1,888	344,806,833.84	40.69
08/01/06	1,568	273,084,389.15	32.23
09/01/06	5	1,146,550.00	0.14
05/01/07	1	178,306.33	0.02
06/01/07	40	7,349,210.29	0.87
07/01/07	393	76,793,466.11	9.06
08/01/07	317	64,340,147.68	7.59
09/01/07	1	475,000.00	0.06
03/01/09	1	993,857.22	0.12
06/01/09	19	3,451,047.41	0.41
07/01/09	120	26,218,514.65	3.09
08/01/09	67	14,309,750.00	1.69
Total	4,603	847,317,093.51	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	11	3,222,500.00	0.38
2.000	11	2,245,701.32	0.27
3.000	4,581	841,848,892.19	99.35
Total	4,603	847,317,093.51	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 6 Mo LIBOR ARM	2,317	343,989,913.24	35.35
5YR IO 2/28 6 Mo LIBOR ARM	1,305	303,749,679.26	31.21
Fixed Rate	949	120,297,682.04	12.36
5YR IO 3/27 6 Mo LIBOR ARM	323	76,633,678.58	7.88
3/27 6 Mo LIBOR ARM	429	72,502,451.83	7.45
5YR IO 5/25 6 Mo LIBOR ARM	88	22,659,192.25	2.33
5/25 6 Mo LIBOR ARM	119	22,313,977.03	2.29
Fixed Rate 5Yr IO	27	4,373,109.38	0.45
5YR IO 6 Mo LIBOR ARM	11	3,222,500.00	0.33
1/29 6 Mo LIBOR ARM	11	2,245,701.32	0.23
Balloon 15/30	7	1,101,410.26	0.11
Total	5,586	973,089,295.19	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	1,155	203,410,772.27	20.90
12	212	42,489,928.01	4.37
24	2,546	456,980,335.88	46.96
36	1,662	268,007,498.06	27.54
48	11	2,200,760.97	0.23
Total	5,586	973,089,295.19	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	1,155	203,410,772.27	20.90
Prepayment Penalty	4,431	769,678,522.92	79.10
Total	5,586	973,089,295.19	100.00

Initial Group I Mortgage Loans
As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	$407,235,529					
Number Of Loans:	2,737					
			Minimum		**Maximum**	
Average Original Loan Amount:	$148,843.82		$25,150.00		$413,250.00	
Average Outstanding Principal Balance:	$148,789.01		$25,131.33		$413,250.00	
Weighted Average Current Loan Rate:	7.632	%	5.500	%	10.375	%
Arm Characteristics:						
Weighted Average Gross Margin:	5.792	%	4.000	%	7.875	%
Weighted Average Max Loan Rate:	13.548	%	11.500	%	16.375	%
Weighted Average Min Loan Rate:	7.548	%	5.500	%	10.375	%
Weighted Average Initial Rate Cap:	2.992	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months To Roll:	26	months	4	months	59	months
Weighted Average Original Term:	358.91	months	180.00	months	360.00	months
Weighted Average Remaining Term:	357.23	months	176.00	months	360.00	months
Weighted Average Original Ltv:	99.13	%	78.36	%	100.00	%
Weighted Average Credit Score:	658		555		816	
First Pay Date:			May 01, 2004		Oct 01, 2004	
Maturity Date:			May 01, 2019		Sep 01, 2034	

Adjustable Rate Mortgage Loans:	86.02%
Fixed Rate Mortgage Loans:	13.98%
Lien Position Concentrations:	100.00 % First Lien
Interest Only Concentrations:	65.00 % Not Interest Only, 35.00 % Interest Only
Property State Concentrations:	10.57 % California, 8.87 % Florida, 8.76 % Ohio
Maximum Zip Code Concentration:	0.31 % 95758

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
25,131 - 50,000	84	3,626,895.77	0.89
50,001 - 100,000	693	54,639,479.26	13.42
100,001 - 150,000	833	104,720,490.11	25.71
150,001 - 200,000	555	96,308,342.98	23.65
200,001 - 250,000	279	62,530,183.20	15.35
250,001 - 300,000	187	51,307,889.94	12.60
300,001 - 350,000	98	31,063,194.71	7.63
350,001 - 400,000	7	2,625,802.53	0.64
400,001 - 413,250	1	413,250.00	0.10
Total	2,737	407,235,528.50	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	21	2,259,127.09	0.55
240	2	295,033.08	0.07
360	2,714	404,681,368.33	99.37
Total	2,737	407,235,528.50	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
176 - 176	1	117,515.69	0.03
177 - 178	15	1,716,611.40	0.42
179 - 180	5	425,000.00	0.10
237 - 238	2	295,033.08	0.07
355 - 356	14	1,657,968.36	0.41
357 - 358	1,591	235,918,980.53	57.93
359 - 360	1,109	167,104,419.44	41.03
Total	2,737	407,235,528.50	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	2,054	291,529,500.18	71.59
PUD	362	64,807,346.55	15.91
Condominium	221	32,676,547.30	8.02
2 Units	99	18,087,229.76	4.44
3 Units	1	134,904.71	0.03
Total	2,737	407,235,528.50	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	2,732	406,085,678.50	99.72
Second Home	5	1,149,850.00	0.28
Total	2,737	407,235,528.50	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	1,983	288,599,483.08	70.87
Cash Out Refinance	620	97,545,991.67	23.95
Rate/Term Refinance	134	21,090,053.75	5.18
Total	2,737	407,235,528.50	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
78.36 - 80.00	4	710,855.51	0.17
80.01 - 85.00	1	109,826.04	0.03
85.01 - 90.00	1	284,000.00	0.07
90.01 - 95.00	337	57,552,430.82	14.13
95.01 - 100.00	2,394	348,578,416.13	85.60
Total	2,737	407,235,528.50	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	33	3,335,802.93	0.82
Arizona	33	5,753,344.56	1.41
Arkansas	13	1,516,906.94	0.37
California	178	43,038,928.70	10.57
Colorado	72	14,125,226.04	3.47
Connecticut	11	1,793,718.34	0.44
Delaware	1	125,400.00	0.03
District of Columbia	1	159,000.00	0.04
Florida	225	36,104,789.78	8.87
Georgia	128	20,513,247.60	5.04
Idaho	10	1,143,684.31	0.28
Illinois	184	28,690,647.08	7.05
Indiana	131	12,470,440.71	3.06
Iowa	36	2,931,923.20	0.72
Kansas	21	3,115,335.48	0.76
Kentucky	52	5,879,612.86	1.44
Louisiana	16	1,987,538.53	0.49
Maine	22	3,528,335.93	0.87
Maryland	44	7,685,286.76	1.89
Massachusetts	16	3,510,342.39	0.86
Michigan	174	24,806,619.05	6.09
Minnesota	76	13,659,964.04	3.35
Missouri	72	7,939,525.78	1.95
Montana	2	92,909.68	0.02
Nebraska	6	645,198.26	0.16
Nevada	24	4,693,818.70	1.15
New Hampshire	9	2,055,952.93	0.50
New Jersey	46	9,086,437.15	2.23
New Mexico	8	758,533.71	0.19
New York	98	16,498,557.27	4.05
North Carolina	104	15,057,232.06	3.70
North Dakota	1	142,876.88	0.04
Ohio	291	35,672,562.52	8.76
Oklahoma	17	1,989,067.56	0.49
Oregon	41	7,435,872.22	1.83
Pennsylvania	91	9,824,268.73	2.41

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Rhode Island	7	1,155,845.07	0.28
South Carolina	47	5,739,065.78	1.41
South Dakota	4	520,200.00	0.13
Tennessee	45	5,066,665.85	1.24
Texas	178	22,252,282.23	5.46
Utah	26	3,817,575.73	0.94
Vermont	2	269,844.45	0.07
Virginia	32	5,511,698.46	1.35
Washington	34	5,627,786.44	1.38
West Virginia	5	571,446.34	0.14
Wisconsin	70	8,934,209.47	2.19
Total	2,737	407,235,528.50	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	2,005	277,950,678.66	68.25
Stated + Documentation	322	63,751,706.40	15.65
No Income Verification	385	61,287,527.35	15.05
Limited Income Verification	25	4,245,616.09	1.04
Total	2,737	407,235,528.50	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
555 - 599	4	547,953.33	0.13
600 - 599	35	4,491,024.95	1.10
601 - 650	1,403	194,072,412.74	47.66
651 - 700	905	142,282,882.18	34.94
701 - 750	297	49,932,527.44	12.26
751 - 800	92	15,668,727.86	3.85
801 - 816	1	240,000.00	0.06
Total	2,737	407,235,528.50	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.500 - 6.000	33	6,721,915.74	1.65
6.001 - 7.000	607	109,777,912.32	26.96
7.001 - 8.000	1,133	173,503,935.55	42.61
8.001 - 9.000	744	93,363,313.88	22.93
9.001 - 10.000	210	22,808,185.74	5.60
10.001 - 10.375	10	1,060,265.27	0.26
Total	2,737	407,235,528.50	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.000 - 4.000	2	264,200.00	0.08
4.001 - 5.000	128	24,126,003.24	6.89
5.001 - 6.000	1,395	228,464,966.00	65.22
6.001 - 7.000	653	90,621,136.40	25.87
7.001 - 7.875	61	6,827,129.63	1.95
Total	2,239	350,303,435.27	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
11.500 - 12.000	33	6,721,915.74	1.92
12.001 - 13.000	586	106,526,003.35	30.41
13.001 - 14.000	932	148,214,653.07	42.31
14.001 - 15.000	536	70,580,557.49	20.15
15.001 - 16.000	148	17,754,530.79	5.07
16.001 - 16.375	4	505,774.83	0.14
Total	2,239	350,303,435.27	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.500 - 6.000	33	6,721,915.74	1.92
6.001 - 7.000	586	106,526,003.35	30.41
7.001 - 8.000	932	148,214,653.07	42.31
8.001 - 9.000	536	70,580,557.49	20.15
9.001 - 10.000	148	17,754,530.79	5.07
10.001 - 10.375	4	505,774.83	0.14
Total	2,239	350,303,435.27	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
01/01/05	2	333,450.00	0.10
02/01/05	3	576,600.00	0.16
07/01/05	1	229,833.53	0.07
08/01/05	4	748,100.00	0.21
05/01/06	2	265,346.43	0.08
06/01/06	76	11,451,514.95	3.27
07/01/06	942	144,627,700.27	41.29
08/01/06	758	114,493,733.76	32.68
09/01/06	2	316,950.00	0.09
05/01/07	1	178,306.33	0.05
06/01/07	23	3,477,318.49	0.99
07/01/07	180	29,039,464.89	8.29
08/01/07	148	26,233,930.68	7.49
06/01/09	12	2,324,471.41	0.66
07/01/09	51	9,650,914.53	2.76
08/01/09	34	6,355,800.00	1.81
Total	2,239	350,303,435.27	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	5	910,050.00	0.26
2.000	5	977,933.53	0.28
3.000	2,229	348,415,451.74	99.46
Total	2,239	350,303,435.27	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 6 Mo LIBOR ARM	1,190	164,450,102.94	40.38
5YR IO 2/28 6 Mo LIBOR ARM	590	106,705,142.47	26.20
Fixed Rate	480	54,143,346.35	13.30
3/27 6 Mo LIBOR ARM	210	33,115,464.65	8.13
5YR IO 3/27 6 Mo LIBOR ARM	142	25,813,555.74	6.34
5/25 6 Mo LIBOR ARM	61	11,179,986.57	2.75
5YR IO 5/25 6 Mo LIBOR ARM	36	7,151,199.37	1.76
Fixed Rate 5Yr IO	13	1,962,000.00	0.48
1/29 6 Mo LIBOR ARM	5	977,933.53	0.24
5YR IO 6 Mo LIBOR ARM	5	910,050.00	0.22
Balloon 15/30	5	826,746.88	0.20

Total	2,737	407,235,528.50	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	571	88,371,628.29	21.70
12	98	16,197,797.43	3.98
24	1,248	187,526,648.97	46.05
36	820	115,139,453.81	28.27
Total	2,737	407,235,528.50	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	571	88,371,628.29	21.70
Prepayment Penalty	2,166	318,863,900.21	78.30
Total	2,737	407,235,528.50	100.00

Initial Group II Mortgage Loans
As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	$565,853,767					
Number Of Loans:	2,849					
			Minimum		**Maximum**	
Average Original Loan Amount:	$198,675.17		$25,000.00		$1,000,000.00	
Average Outstanding Principal Balance:	$198,614.87		$25,000.00		$998,187.06	
Weighted Average Current Loan Rate:	7.415	%	5.125	%	10.375	%
Arm Characteristics:						
Weighted Average Gross Margin:	5.623	%	3.250	%	8.125	%
Weighted Average Max Loan Rate:	13.332	%	11.125	%	16.000	%
Weighted Average Min Loan Rate:	7.332	%	5.125	%	10.000	%
Weighted Average Periodic Rate Cap:	2.988	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months To Roll:	26	months	4	months	59	months
Weighted Average Original Term:	359.06	months	180.00	months	360.00	months
Weighted Average Remaining Term:	357.39	months	177.00	months	360.00	months
Weighted Average Original LTV:	99.06	%	57.91	%	103.00	%
Weighted Average Credit Score:	670		574		817	
First Pay Date:			Apr 01, 2004		Oct 01, 2004	
Maturity Date:			Jun 01, 2019		Sep 01, 2034	

Adjustable Rate Mortgage Loans:	87.83%
Fixed Rate Mortgage Loans:	12.17%
Lien Position Concentrations ($):	100.00 % First Lien
Interest Only Concentrations:	52.62 % Not Interest Only, 47.38 % Interest Only
Property State Concentrations ($):	29.20 % California, 7.37 % Florida, 6.52 % Ohio
Maximum Zip Code Concentration ($):	0.43 % 94560

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
25,000 - 50,000	84	3,650,813.87	0.65
50,001 - 100,000	638	50,010,166.89	8.84
100,001 - 150,000	646	81,115,798.25	14.34
150,001 - 200,000	520	89,198,691.00	15.76
200,001 - 250,000	214	47,901,038.82	8.47
250,001 - 300,000	144	39,715,861.65	7.02
300,001 - 350,000	133	44,128,903.05	7.80
350,001 - 400,000	170	63,613,358.50	11.24
400,001 - 450,000	117	49,750,227.50	8.79
450,001 - 500,000	85	40,337,874.58	7.13
500,001 - 550,000	55	29,209,662.05	5.16
550,001 - 600,000	21	12,106,525.12	2.14
600,001 - 650,000	12	7,463,963.29	1.32
650,001 - 700,000	6	4,144,449.72	0.73
700,001 - 750,000	1	744,388.12	0.13
750,001 - 800,000	1	770,000.00	0.14
950,001 - 998,187	2	1,992,044.28	0.35
Total	2,849	565,853,766.69	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	21	2,458,744.11	0.43
240	4	722,290.35	0.13
360	2,824	562,672,732.23	99.44
Total	2,849	565,853,766.69	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
177 - 178	10	1,190,994.11	0.21
179 - 180	11	1,267,750.00	0.22
235 - 236	1	112,822.45	0.02
237 - 238	3	609,467.90	0.11
353 - 354	2	1,036,241.55	0.18
355 - 356	15	2,094,391.66	0.37
357 - 358	1,629	327,993,127.07	57.96
359 - 360	1,178	231,548,971.95	40.92
Total	2,849	565,853,766.69	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	2,189	409,922,762.28	72.44
PUD	389	94,456,928.84	16.69
Condominium	178	35,032,444.48	6.19
2 Units	92	26,261,797.83	4.64
3 Units	1	179,833.26	0.03
Total	2,849	565,853,766.69	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	2,848	565,511,766.69	99.94
Second Home	1	342,000.00	0.06
Total	2,849	565,853,766.69	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	2,103	418,039,986.53	73.88
Cash Out Refinance	625	124,553,280.16	22.01
Rate/Term Refinance	121	23,260,500.00	4.11
Total	2,849	565,853,766.69	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
57.91 - 60.00	1	993,857.22	0.18
70.01 - 75.00	2	1,358,187.06	0.24
75.01 - 80.00	2	338,548.07	0.06
80.01 - 85.00	2	375,000.00	0.07
85.01 - 90.00	1	116,925.39	0.02
90.01 - 95.00	349	73,427,973.62	12.98
95.01 - 100.00	2,478	487,052,708.33	86.07
100.01 - 103.00	14	2,190,567.00	0.39
Total	2,849	565,853,766.69	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	28	2,518,736.97	0.45
Arizona	18	3,182,779.46	0.56
Arkansas	10	986,953.70	0.17
California	444	165,205,078.82	29.20
Colorado	84	22,864,653.53	4.04
Connecticut	12	2,534,544.75	0.45
Florida	211	41,724,973.06	7.37
Georgia	107	20,489,223.87	3.62
Idaho	4	477,213.89	0.08
Illinois	185	30,253,739.87	5.35
Indiana	118	11,681,375.28	2.06
Iowa	23	2,039,703.90	0.36
Kansas	22	3,405,140.77	0.60
Kentucky	63	6,866,761.03	1.21
Louisiana	12	2,116,237.80	0.37
Maine	12	1,552,589.65	0.27
Maryland	46	10,418,890.17	1.84
Massachusetts	31	9,813,330.48	1.73
Michigan	187	29,087,299.88	5.14
Minnesota	65	13,300,722.52	2.35
Missouri	55	7,327,742.17	1.29
Montana	1	173,469.32	0.03
Nebraska	4	457,545.33	0.08
Nevada	40	9,744,725.98	1.72
New Hampshire	7	1,580,072.88	0.28
New Jersey	55	13,270,504.68	2.35
New Mexico	5	586,975.51	0.10
New York	105	25,090,469.79	4.43
North Carolina	96	14,514,500.53	2.57
North Dakota	2	249,000.00	0.04
Ohio	298	36,875,687.19	6.52
Oklahoma	20	2,023,971.37	0.36
Oregon	45	8,181,717.53	1.45
Pennsylvania	70	6,701,070.53	1.18
Rhode Island	6	1,374,030.62	0.24
South Carolina	51	6,148,033.48	1.09

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
South Dakota	2	189,300.00	0.03
Tennessee	42	5,912,401.87	1.04
Texas	128	19,400,412.89	3.43
Utah	12	2,374,911.26	0.42
Vermont	1	308,915.00	0.05
Virginia	39	8,942,180.99	1.58
Washington	29	6,407,331.93	1.13
West Virginia	4	245,273.13	0.04
Wisconsin	50	7,253,573.31	1.28
Total	2,849	565,853,766.69	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	1,901	303,623,900.84	53.66
Stated + Documentation	541	181,866,340.97	32.14
No Income Verification	383	75,927,210.77	13.42
Limited Income Verification	24	4,436,314.11	0.78
Total	2,849	565,853,766.69	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
574 - 599	3	237,725.39	0.04
600 - 599	32	4,055,872.54	0.72
601 - 650	1,325	207,000,955.73	36.58
651 - 700	979	221,338,229.64	39.12
701 - 750	380	96,557,933.90	17.06
751 - 800	125	35,702,549.49	6.31
801 - 817	5	960,500.00	0.17
Total	2,849	565,853,766.69	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.125 - 6.000	53	17,630,167.76	3.12
6.001 - 7.000	744	199,181,844.94	35.20
7.001 - 8.000	1,183	232,496,858.28	41.09
8.001 - 9.000	704	99,273,885.37	17.54
9.001 - 10.000	159	16,910,809.19	2.99
10.001 - 10.375	6	360,201.15	0.06
Total	2,849	565,853,766.69	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
3.250 - 4.000	4	1,601,107.22	0.32
4.001 - 5.000	191	56,695,035.47	11.41
5.001 - 6.000	1,532	345,711,744.80	69.56
6.001 - 7.000	587	87,198,113.82	17.54
7.001 - 8.000	49	5,710,531.93	1.15
8.001 - 8.125	1	97,125.00	0.02
Total	2,364	497,013,658.24	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
11.125 - 12.000	52	17,264,467.76	3.47
12.001 - 13.000	714	191,431,584.06	38.52
13.001 - 14.000	1,005	203,411,429.41	40.93
14.001 - 15.000	489	72,752,237.46	14.64
15.001 - 16.000	104	12,153,939.55	2.45
Total	2,364	497,013,658.24	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.125 - 6.000	53	17,630,167.76	3.55
6.001 - 7.000	713	191,065,884.06	38.44
7.001 - 8.000	1,005	203,411,429.41	40.93
8.001 - 9.000	489	72,752,237.46	14.64
9.001 - 10.000	104	12,153,939.55	2.45
Total	2,364	497,013,658.24	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
01/01/05	1	371,850.00	0.07
02/01/05	5	1,940,600.00	0.39
07/01/05	2	499,517.79	0.10
08/01/05	4	768,250.00	0.15
04/01/06	1	141,065.32	0.03
05/01/06	5	1,001,021.29	0.20
06/01/06	77	15,842,871.52	3.19
07/01/06	946	200,179,133.57	40.28
08/01/06	810	158,590,655.39	31.91
09/01/06	3	829,600.00	0.17
06/01/07	17	3,871,891.80	0.78
07/01/07	213	47,754,001.22	9.61
08/01/07	169	38,106,217.00	7.67
09/01/07	1	475,000.00	0.10
03/01/09	1	993,857.22	0.20
06/01/09	7	1,126,576.00	0.23
07/01/09	69	16,567,600.12	3.33
08/01/09	33	7,953,950.00	1.60
Total	2,364	497,013,658.24	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	6	2,312,450.00	0.47
2.000	6	1,267,767.79	0.26
3.000	2,352	493,433,440.45	99.28
Total	2,364	497,013,658.24	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5YR IO 2/28 6 Mo LIBOR ARM	715	197,044,536.79	34.82
2/28 6 Mo LIBOR ARM	1,127	179,539,810.30	31.73
Fixed Rate	469	66,154,335.69	11.69
5YR IO 3/27 6 Mo LIBOR ARM	181	50,820,122.84	8.98
3/27 6 Mo LIBOR ARM	219	39,386,987.18	6.96
5YR IO 5/25 6 Mo LIBOR ARM	52	15,507,992.88	2.74
5/25 6 Mo LIBOR ARM	58	11,133,990.46	1.97
Fixed Rate 5Yr IO	14	2,411,109.38	0.43
5YR IO 6 Mo LIBOR ARM	6	2,312,450.00	0.41
1/29 6 Mo LIBOR ARM	6	1,267,767.79	0.22
Balloon 15/30	2	274,663.38	0.05
Total	2,849	565,853,766.69	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	584	115,039,143.98	20.33
12	114	26,292,130.58	4.65
24	1,298	269,453,686.91	47.62
36	842	152,868,044.25	27.02
48	11	2,200,760.97	0.39
Total	2,849	565,853,766.69	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	584	115,039,143.98	20.33
Prepayment Penalty	2,265	450,814,622.71	79.67
Total	2,849	565,853,766.69	100.00